

January 16, 2013

Via E-Mail
Mr. Joseph O. Evans
Chief Financial Officer
Chaparral Energy, Inc.
701 Cedar Lake Boulevard
Oklahoma City, Oklahoma 73114

      Re: Chaparral Energy, Inc.
             Form 10-K for the Fiscal Year ended December 31, 2011
             Filed March 29, 2012
             Response Letter dated December 21, 2012
             File No. 333-134748

Dear Mr. Evans:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2011

Oil and Natural Gas Reserves, page 20

1.   We note your response to prior comment one. For the Camrick and North Burbank projects, submit a schedule showing expenditures incurred to-date and expected future expenditures necessary to complete development. Please describe the nature and purpose of each expenditure incurred or planned and tell us the amount associated with the related proved undeveloped reserves that would be lost if the projects were terminated.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief